UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

Commission File Number: 001-14297

NOTIFICATION OF LATE FILING

(Check one):                                [ ] Form 10-KSB   [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-QSB   [  ] Form N-SAR

For Period Ended:  March 31, 2008
[   ]               Transition Report on Form 10-K
[   ]                Transition Report on Form 20-F
[   ]               Transition Report on Form 11-K
[   ]               Transition Report on Form 10-Q
[   ]           Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

                                    Full Name of Registrant:                                                                                                Davi Skin, Inc.
                                    Former Name if Applicable:                                                                                           N/A
                                    Address of Principal Executive Office (Street and Number):                                   4223 Glencoe Ave, Suite B130
                                    City, State and Zip Code:                                                                                              Marina Del Rey, California 90292

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Quarterly Report on Form 10-QSB for the period ending March 31, 2008 because the Company needs additional time to compile the necessary financial information and its auditors need additional time to review the Company’s financial statements for the period ending March 31, 2008. The Company expects to file within the extension period.

PART IV  -  OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Munjit Johal	(310) 827-0800
(Name)	(Area Code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):[X]  Yes[   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
	[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Davi Skin, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	/s/ Munjit Johal By: Munjit Johal Its: Chief Financial Officer